EXHIBIT 95.1

MINE SAFETY DISCLOSURES

During the period covered by this report:

The U.S. Mine Safety and Health Administration assessed civil penalties totaling $250 for citations related to work performed by our subsidiary MOR PPM, Inc. at Wedron Silica LLC’s Wedron Plant in Wedron, Illinois. The Company has no other disclosures to report under section 1503 for the period covered by this report.